

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 1, 2006

Mr. Charles E. Ayers, Jr.
Unioil
3817 Carson Avenue
P.O. Box 200310
Evans, Colorado 80620

> **Re: Unioil**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed June 10, 2005**
> **Response Letter Dated February 1, 2006**
> **File No. 0-10089**

Dear Mr. Ayers:

   We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1.   Please file all your correspondence with us on EDGAR.

2.   We understand that you would prefer to limit compliance with our prior comments to future filings on Forms 10-KSB. We are considering your request.

Controls and Procedures, page 10

3.   We have read your response to prior comment three in our letter dated December
        22, 2005, in which you state "In retrospect, management believes its financial
        controls to have been inadequate" with respect to the detection of fraud by your
        former CFO as of the end of the period. It is unclear from your response whether
        you believe this deficiency was the result of a material weakness in your internal
        controls. Please tell us how you have concluded on the significance of this
        deficiency as well as the basis for your conclusion. Please refer to PCAOB's
        Auditing Standard No. 2 for the definition of a material weakness.

Financial Statements

Statement of Operations, page F-3

4.   In your response to our prior comment five in our letter dated December 22, 2005,
        you indicate that you intend to restate your financial statements to the extent
        necessary to treat operator revenue as a reimbursement of expenses. Tell us
        whether this restatement will result in an adjustment to the full cost pool, and if
        so, the amount of the adjustment.

Note 2- Extraordinary Item, page F-7

5.   We have read your response to prior comment seven in our letter dated December
        22, 2005 and are unable to agree with your conclusion to classify the funds
        inappropriately diverted by your former CFO as an extraordinary item. Although
        the nature of this event could be considered "infrequent", we do not believe that it
        meets the definition of "unusual" for accounting purposes. Please revise your
        financial statements to reflect the amount of diverted funds in your income from
        continuing operations. In addition, as previously requested, disclose in your
        financial statements how you discovered the officer's actions and highlight in
        further detail how you determined the amount diverted and the fiscal years
        impacted.

Engineering Comments

Description of Property, page 2

Reserves and Other Information, page 3

6.   In prior comment 10, we stated, "Two of the necessary criteria for PUD reserves
        are the company's capability and management's commitment to execute
        development." In your response, you state, "…until late 2004, management

perceived the market price for the Company's products to have been such as to make it likely that expenditure of development capital, whether by an industry partner or by the Company itself, would produce sub-optimal return on investment." Given the lack of commitment to develop your claimed proved undeveloped reserves until market prices had increased to attractive levels, no PUD reserves should have been claimed prior to year-end prices that fulfilled your corporate return-on-investment criteria. Please delete any PUD reserves you claimed at year-end 2002, 2003 and 2004.

Production, page 5

7.   Your response to prior comment 11 did not specifically address the problems with the production cost figures in your Results of Operations disclosure on page F-16. Please correct these as well as the unit production costs.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director